Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CINCOR PHARMA, INC.

(Pursuant to Sections 141 and 242 of the

General Corporation Law of the State of Delaware)

CinCor Pharma, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1. That the name of this corporation is CinCor Pharma, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 20, 2018.

2. An Amended and Restated Certificate of Incorporation was filed on May 10, 2019, a Certificate of Amendment to the Amended and Restated Certificate of Incorporation was filed on April 9, 2021, and an Amended and Restated Certificate of Incorporation was filed on September 22, 2021.

3. That the Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law, adopted resolutions further amending the certificate of incorporation as follows:

The first paragraph of Article Fourth is amended and restated to read in its entirety as follows:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 111,500,000, consisting of (i) 40,069,469 shares of Common Stock, $0.00001 par value per share (“Common Stock”), and (ii) 71,430,531 shares of Preferred Stock, $0.00001 par value per share (“Preferred Stock”).

Effective immediately upon this Certificate of Amendment becoming effective under the General Corporation Law, every 3.4 shares of Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be subdivided and converted into 1 fully paid and nonassessable share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Stock Split”).

The Corporation shall issue no fractional shares of Common Stock as a result of the Stock Split, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of the shares constituting such fractional share as determined in good faith by the Board of Directors of the Corporation. All shares of Common Stock so combined that are held by a stockholder shall be aggregated subsequent to the foregoing Stock Split. The Stock Split shall occur whether or not the certificates representing any such shares of Common Stock are surrendered to the Corporation or its transfer agent.

All rights, preferences and privileges of the Common Stock and each series of Preferred Stock set forth in this Amended and Restated Certificate of Incorporation, including conversion prices and other amounts per share, as applicable, shall be appropriately adjusted to give effect to the Stock Split.”

4. That this Certificate of Amendment was duly adopted by the stockholders of the Corporation in accordance with the provisions of Sections 228 and 242 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Amendment to Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 30th day of December, 2021.

CINCOR PHARMA, INC.

By:	/s/ Marc de Garidel
Name: Marc de Garidel
Title: President